May 25, 2007




Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Station Place
100 F Street NE
Washington, D.C.  20549


RE:      Comments on Form 10-K for the fiscal year ended December 1, 2006

Dear Mr.Choi:

We have reviewed your subsequent comments dated May 8, 2007 regarding our filing referenced above and are submitting the following responses.

In connection with these responses, we acknowledge the following:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 1, 2006
---------------------------------------------

Exhibits 31.1 and 31.2 pages E-4 and E5
---------------------------------------

1. We have reviewed your response to prior comment 11 in our letter dated April 5, 2007. We have also reviewed the revisions made in your March 2, 2007 Form 10-Q filed on April 10, 2007 and note that you continue to refer to the "quarterly report" in paragraph 4.(a) of your certifications. Please revise future filings to refer only to the "report".

         Response:

         We will revise all future filings to include only "report" in paragraphs 2, 3, 4 and 5 in our quarterly and annual reports.

Form 10-Q for the Quarterly Period Ended March 2, 2007
------------------------------------------------------

Item 4. Controls and Procedures
-------------------------------

(a) Evaluation of Disclosure Control and Procedures
---------------------------------------------------

2. We note your disclosure that the Company carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures "within 90 days prior to the date of this report." Please be advised that paragraph (b) of Rules 12a-15 or 15d-15 requires the evaluation date to be at the end of each fiscal quarter. Please revise future filings accordingly.

         Response:

         We will revise the language in this disclosure in future filings to be consistent with the timing of the evaluation, which is the end of the fiscal period covered by the report.


Sincerely,

/s/ Frank A. Caruso


Frank A. Caruso
Chief Financial Officer

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